Exhibit 12

SOUTH JERSEY INDUSTRIES, INC.
Calculation of Ratio of Earnings from Continuing Operations to
Fixed Charges (Before Income Taxes)
(IN THOUSANDS)
	Fiscal Year Ended December 31,

	2009		2008		2007		2006		2005

Net Income*	$58,532		$77,178		$62,659		$72,250		$39,770

Income Taxes	34,302		51,948		43,056		49,683		27,619

Fixed Charges**	19,314		25,828		27,719		28,640		22,521

Capitalized Interest	(322)		(152)		(504)		(969)		(1,571)

Total Available	$111,826		$154,802		$132,930		$149,604		$88,339

Total Available	5.8	x	6.0	x	4.8	x	5.2	x	3.9	x
Fixed Charges

* Income from Continuing Operations.

** Includes interest and preferred dividend requirement of a subsidiary. Preferred dividend requirements totaled $45,100 in 2005 (rentals are not material).